Contact

www.linkedin.com/in/michael-cunha-804b641a (LinkedIn)
www.royalcaridea.com (Company)
salientpharmaceuticals.com (Company)

Top Skills

Business Development
Pharmaceutical Industry
Entrepreneurship

Michael Cunha

CFO at Royal Caridea, LLC
Scottsdale, Arizona, United States

Summary

Mr. Cunha is a serial entrepreneur and founder of Mionix Corporation a biotechnology company focused on innovative antimicrobial agents and food and feed additives including the shrimp feed additive (Vitoxal) which helps to control bacteria in young shrimp. Mionix Corporation was sold in August 2015 to Mionix LLC (www.mionix.com and www.mionixmanufacturing.com). He is also the Founder and Managing Member of Patmos Holdings I, LLC a holding company that retains an ownership in Royal Caridea, LLC. Mr. Cunha serves on the Board of several companies including Texas Enterosorbents, Inc., a developer and licensor of technology and served on the Board of Salient Pharmaceuticals, Inc. Prior experience includes over twenty-five years of senior management focused on automation manufacturing, business development, finance, and investment management. During this time, he helped grow Andermac Inc., a medical manufacturer, to a 25% US market share and oversaw the growth of another startup (InterMag, Inc.) from startup to $72MM in sales in three years. Mr. Cunha graduated summa cum laude from Washington State University with a BS and a MBA from Chapman University.

Specialties: Executive Management, Manufacturing Management, and Financial Management

Experience

Royal Caridea, LLC
Chief Financial Officer
February 2012 - Present (10 years 9 months)
Phoenix, Arizona Area

Shrimp farming using newly developed commercial scale Super Intensive Shrimp Farming Technology (SIRSFT) that embraces sustainability while maximizing production at unmatched levels.

Mionix Corporation

President

April 1996 - August 2015 (19 years 5 months)

Mionix Corporation is a diversified, award-winning, platform based biotechnology company. Mionix is dedicated to creating innovative and proprietary technology, products, and solutions for such diverse industries as food safety and agribusiness to enhance the quality of life worldwide.

InterMag, Inc

CFO and VP Manufacturing

May 1993 - February 1996 (2 years 10 months)

Sacramento, California Area

Manufacturer of custom floppy disk drives serving companies such as AOL.

Andermac Inc

Corporate Controller

September 1982 - May 1993 (10 years 9 months)

Yuba City, California Area

Medical Manufacturer ---

Education

Washington State University

Bachelor of Science, Psychology with a minor in Accounting

Chapman University

Master of Business Administration - MBA, Finance and Economics